SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM AND IDESA SIGN AGREEMENT WITH PEMEX FOR THE SUPPLY OF RAW MATERIALS TO THE ETHYLENE XXI PROJECT

The agreements for the project in Mexico were signed at an event attended by the presidents of Brazil and Mexico and by executives from the two countries

São Paulo, February 23, 2010 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the largest thermoplastic resins producer in the Americas, and Idesa, one of Mexico’s leading petrochemical groups, signed today with Pemex, Mexico's state-owned oil and gas company, the investment agreement and raw material (ethane) supply agreement for the installation of an integrated petrochemical project in that country, in which Braskem and Idesa will invest US$ 2.5 billion.

The agreement is being finalized in the presence of presidents Felipe Calderón Hinojosa and Luiz Inácio Lula da Silva at the close of the Strategic Mexico-Brazil Entrepreneurs Forum held on the Mayan Riviera At the event, agreements will also be formalized for the supply of naphtha and basic petrochemicals between Braskem and Pemex.

At the end of 2009, Braskem and Idesa were the winners of the auction held by Pemex Gás e Petroquímica Básica for the acquisition of 66,000 barrels/day of ethane, which will be used as feedstock at the petrochemical complex to be built in Coatzacoalcos, in the Mexican state of Veracruz. The raw material supply agreement is valid for 20 years.

The project involves the production of one million tons/day of ethylene and polyethylenes at three polymerization plans, with operational startup expected in 2015. The initiative should provide significant stimulus for substituting the polyethylene Mexico currently imports, which currently is worth approximately US$ 2 billion/year.

Braskem and Idesa will hold interests in the joint-venture structure adopted for the project of 65% and 35%, respectively. To leverage the project’s competitiveness, the partnership will take maximum advantage of the strengths and experiences of both companies. A strategic minority interest by Pemex in the project as partner is still being analyzed.

The Ethylene XXI project represents the reactivation of Mexico's petrochemical industry, an opportunity for adding value to hydrocarbons and the development of human capital and the manufacturing industry.

Another agreement that will also be signed during the meeting will assure the supply by Braskem of the basic petrochemical products propylene and butene to Pemex. The agreement, which is valid for one year, provides for the supply of 34,000 tons of these products.
An agreement for the sale of 375,000 tons of naphtha by Pemex to Braskem is also being settled. The formalization of these agreements should also help further strengthen trade relations between Mexico and Brazil.

For further information, visit our IR website at www.braskem.com.br/ri or contact our IR Team:

Luciana Ferreira	Roberta Varella	Marina Dalben
IRO	IR Manager	IR Analyst
Phone: (+55 11) 3576 9178	Phone: (+55 11) 3576 9266	Phone: (+55 11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	marina.dalben@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.